Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

LIPID SCIENCES, INC.

a Delaware corporation

Lipid Sciences, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST:  That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by deleting the first paragraph of Article Fourth (A) thereof and inserting the following in lieu thereof:

“The total number of shares of all classes of capital stock which the corporation shall have authority to issue is 135,000,000 shares, comprised of 125,000,000 shares of Common Stock with a par value of $0.001 per share (the “Common Stock”) and 10,000,000 shares of Preferred Stock with a par value of $0.001 per share (the “Preferred Stock”).”

SECOND:  That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by S. Lewis Meyer, Ph.D., its Chief Executive Officer, this 11th day of June, 2008.

/s/ S. Lewis Meyer
S. Lewis Meyer, Ph.D.
Chief Executive Officer